

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Peter Wall
Chief Executive Officer
Argo Blockchain Plc
9th Floor
16 Great Queen Street
London WC2B 5DG
England

> **Re: Argo Blockchain Plc**
> **Draft Registration Statement on Form F-1**
> **Submitted October 22, 2021**
> **CIK No. 0001841675**

Dear Mr. Wall:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nigel Wilson